FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: Notice Concerning Change of Representative Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: June 28, 2012	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

June 28, 2012

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director

Shares listed: Tokyo, New York and London Stock Exchanges

Contact: Mineaki Yoshiba, Corporate Officer

  Tel: +81-3-5770-0573

Notice Concerning Change of Representative Director

KONAMI CORPORATION hereby announces that, pursuant to the resolution adopted at the Board of Directors meeting held today, on June 28, 2012, the following personnel changes of Representative Directors shall be made as set out below:

1. Reasons for the Personnel Change

In order to further improve our business performance, we will strengthen our management structure.

2. Personnel Change of Representative Directors (Appointment Date: June 28, 2012)

New Position	Name	Former Position
Representative Director, Chairman	Kagemasa Kozuki	Representative Director, Chairman and President
Representative Director, President	Takuya Kozuki	Representative Director
Director	Kimihiko Higashio	Representative Director

3. Profile of the Representative Director, President to be newly appointed

Name Date of Birth	Business Experience		Number of KONAMI CORPORATION shares owned as of March 31, 2012
Takuya Kozuki (May 19, 1971)	November 1997	Director, Vice President, Konami Computer Entertainment America, Inc	16,027
	October 2001	Director, President, Konami Corporation of America
	October 2002	Director, Chairman, Konami Computer Entertainment Hawaii, Inc. and Director, Chairman, Konami Corporation of America
	June 2009	Director of KONAMI CORPORATION
	June 2011	Representative Director of KONAMI CORPORATION
	June 2012	Director, Chairman, Konami Corporation of America (to present)

End